SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of December, 2025

Commission File Number 1565025

AMBEV S.A.

(Exact name of registrant as specified in its charter)

AMBEV S.A.

(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ/ME nº 07.526.557/0001-00

NIRE 35.300.368.941

NOTICE ON RELATED PARTIES TRANSACTIONS

AMBEV S.A. (“Company” or “Issuer”) hereby discloses the information required under Annex F of CVM Resolution No. 80/22 regarding the transaction between the Company, its controlling shareholder Anheuser-Busch Inbev SA/NV and other subsidiaries (“ABI”), concerning the use and operation of the BEES digital platform by the Company, in conformity with the required corporate approvals of the Company (“Transaction”).

Parties	The Company and ABI (together, the “Parties”).
Relationship between the parties and the Issuer	ABI is the Company’s indirect controlling shareholder. The Transaction involves ABI and other entities directly or indirectly controlled by ABI and, therefore, constitutes related parties of the Company.
Object and main terms of the Transaction

The Transaction concerns the use of the BEES digital platform by the Company. BEES is a B2B digital sales solution and comprises the full range of “BEES” products and services, as well as all technology, products and services developed by ABI and its subsidiaries (“BEES Platform”).

In return for using the platform, the Company will pay an annual amount aligned with market standards. Additionally, the agreement entered between the Parties provides for the possibility of the Company to acquire an equity interest and/or participate in any transaction in the event of a third party joining the shareholding structure of the entity holding rights over the BEES Platform, considering the investments made by the Company.

Possible involvement of the counterparty, its partners or managers in the decision process concerning the Transaction or the negotiation of the Transaction as representatives of the Issuer

The Company’s decision-making process occurred independently, in accordance with its Related Party Transactions Policy and Bylaws. The Transaction was: (a) reviewed and recommended by the Company’s Governance Committee, based on an assessment by an independent financial advisor; and (b) subsequently reviewed and approved by the Board of Directors.

ABI, its partners, officers, and/or representatives did not participate in the Company’s deliberations regarding the approval of the Transaction, except as the contracting party on the other side of the deal, without interference in the Company’s decision-making process.

Detailed justification of the reasons why the management of the issuer considers that the Transaction complied with the commutative conditions or provides for an adequate compensatory payment

The Company’s Management conducted a detailed analysis of the terms of the Transaction, which were based on market references and conditions practiced by independent third parties in similar technology and digital services agreements. The negotiated terms and conditions for the use of the BEES Platform are aligned with market practices, having been defined based on objective and auditable criteria, including benchmarking with international providers performed by an independent financial advisor.

The Company opted to use the BEES Platform for objective and verifiable reasons, including operational synergy, system compatibility, scale, international reach, specific functionalities and information security.

Therefore, the Management considers that the Transaction observes commutative conditions and provides adequate compensatory payment, in line with arm’s length principles.

São Paulo, December 22, 2025.

Ambev S.A.

Guilherme Fleury de Figueiredo Ferraz Parolari

Chief Financial and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 22, 2025

AMBEV S.A.

By:	/s/ Guilherme Fleury de Figueiredo Ferraz Parolari
Guilherme Fleury de Figueiredo Ferraz Parolari Chief Financial and Investor Relations Officer